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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. __________) *

                            BAM! ENTERTAINMENT, INC.
                            ------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                     059361
                                     ------
                                 (CUSIP Number)

                                December 31, 2003
                                -----------------
              Date of Event which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ]  Rule 13d-1(b)
      [ ]  Rule 13d-1(c)
      [x]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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------------------------                              ------------------------
CUSIP NO.  059361105                     13G          PAGE 2 OF 4 PAGES
------------------------                              ------------------------

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  1   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)


      Mercator Trustees Limited
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a) [ ]
                                                                  (b) [ ]
      Inapplicable
--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      United Kingdom
--------------------------------------------------------------------------------
                 5  SOLE VOTING POWER
   NUMBER OF
    SHARES          2,431,859 shares
 BENEFICIALLY    ---------------------------------------------------------------
   OWNED BY      6  SHARED VOTING POWER
    EACH
  REPORTING         0 shares
   PERSON        ---------------------------------------------------------------
    WITH         7  SOLE DISPOSITIVE POWER

                    2,431,859 shares
                 ---------------------------------------------------------------
                 8  SHARED DISPOSITIVE POWER

                    0 shares
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,431,859 shares of Common Stock (includes options to purchase 116,978 shares of Common Stock exercisable as of the reporting date or within 60 days thereof).
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)


--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      14.4%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)

      OO
--------------------------------------------------------------------------------
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ITEM 1.

   (a)   NAME OF ISSUER - BAM! Entertainment, Inc.
   (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES - 333 West Santa Clara Street, Suite 716, San Jose, California 95113.

ITEM 2.

   (a)   NAMES OF PERSON FILING - Mercator Trustees Limited (formerly known as
                                  Breams Trustees Limited)
   (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE -
         P.O. Box 190, Anson Court, La Route des Camps, St. Martins, Guernesey, Channel Islands GY1 3LS
   (c)   CITIZENSHIP OR PLACE OF ORGANIZATION - United Kingdom
   (d)   TITLE OF CLASS OF SECURITIES - Common Stock
   (e)   CUSIP NUMBER - 059361105

ITEM 3.

   (a)   [ ] Broker or Dealer registered under Section 15 of the Act
   (b)   [ ] Bank as defined in section 3(a)(6) of the Act
   (c)   [ ] Insurance Company as defined in section 3(a)(19) of the act
   (d) [ ] Investment Company registered under section 8 of the Investment Company Act
   (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
   (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-l(b)(l)(ii)(F)
   (g)   [ ] Parent Holding Company, in accordance with Section 240.13d-l(b)(ii)
             (G) (Note: See Item 7)
   (h)   [ ] Group, in accordance with Section 240.13d-l(b)(l)(ii)(J)

ITEM 4.  OWNERSHIP

   (a) AMOUNT BENEFICIALLY OWNED - Mercator Trustees Limited beneficially owns 2,431,859 shares of Common Stock that are held by The A R Williams Settlement, which is an irrevocable trust. Breams Trustees Limited serves as trustee of The A R Williams Settlement, and Mr. Anthony R. Williams, Vice Chairman of BAM! Entertainment, and members of his immediate family are beneficiaries of The A R Williams Settlement. Mr. Williams has the right to appoint new or additional trustees and to require any trustee to resign at any time; however, Mr. Williams has no power to vote or direct the vote or to dispose or direct the disposition of any shares of Common Stock held by The A R Williams Settlement. Except to the extent of his pecuniary interest in the shares of Common Stock held by The A R Williams Settlement, Mr. Williams disclaims beneficial ownership thereof.

   (b) PERCENT OF CLASS - The shares of Common Stock beneficially owned in the aggregate by Breams Trustees Limited represent approximately 14.4% of such class, which is based upon 16,813,521 shares of Common Stock outstanding as of December 31, 2003.

   (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

         (I) SOLE POWER TO VOTE OR TO DIRECT THE VOTE - Breams Trustees Limited has the sole power to vote or to direct the vote of 2,431,859 shares of Common Stock.

         (II) SHARED POWER TO VOTE OR TO DIRECT THE VOTE - Breams Trustees Limited does not share power to vote or direct the vote of any shares of Common Stock.

         (III) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF - Breams Trustees Limited has the sole power to dispose or direct the disposition of 2,431,859 shares of Common Stock.

         (IV) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF - Breams Trustees Limited does not share power to dispose or direct the disposition of any shares of Common Stock.

ITEM 5.  OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS

   If this Statement is being filed to report the fact that as of the date hereof the reporting person has chosen to be the beneficial owner of more than five percent of the class of security, check the following [ ].


                               Page 3 of 4 pages
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ITEM 6.  OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON

   Inapplicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITIES BEING REPORTED ON BY THE PARENT HOLDING COMPANY

   Inapplicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

   Inapplicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

   Inapplicable.

ITEM 10. CERTIFICATION

   Inapplicable.


                                      SIGNATURE

   After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  February 17, 2004

         /s/ ILLEGIBLE                       Signature: /s/ ILLEGIBLE
                                                        --------------
         For MERCATOR SECRETARIES LIMITED    Name: MERCATOR TRUSTEES LIMITED
         CORPORATE SECRETARY                       DIRECTOR




   ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


                                Page 4 of 4 pages